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SEC USE ONLY
DOCUMENT SEQUENCE NO.

CUSIP NUMBER

WORK LOCATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: *Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.*

1 (a) NAME OF ISSUER (Please type or print)		
HHM TRUST		

(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
61-6570413	811-23374

1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE
10 N Independence Mall, FEDERAL RESERVE BANK of Philadelphia W Philadelphia			PA	19106

(e) TELEPHONE NO.	
AREA CODE	NUMBER

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER
LISA M PARKER	ACCREDITED INVESTOR

(c) ADDRESS STREET	CITY	STATE	ZIP CODE
P O BOX 27059, PITTSBURGH	PITTSBURGH	PA 15235

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
DERIAVATIVE COURT CASE NUMBER MJ-05003-CR-0001255-2016	DEPARTMENT of the TREASURY 1500 PENNSYLVANIA AVE, NW RM 3413 WASHINGTON, D.C. 20220		2	$500,000.	0	05/2019	N/A
& CP-02-CR-0006500-2016							

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
DEBT	01/2017	Presentment created by the Internal Revenue Service evidenced by the Court Case # MJ-05003-CR-0001255-2016 & CP-02-CR-0006500-2016 which evidence of Debt is factual: hence, Tacit Acceptance has been established, Debt security # Court Case # MJ-05003-CR-0001255-2016 & CP-02-CR-0006500-2016 acquired by said company and transferred to LISA MICHELLE PARKER WHICH accord and satisfaction has been initiated; hence, said security has now been transferred and payable to Allegheny County Court of Common Pleas.	ALLEGHENY COUNTY COURT OF COMMON PLEAS 414 GRANT STREET PITTSBURGH, PA 15219	2	01/2017	Transfer of Payment of ADR N0. 140034-1969/ 166565510 12 USC 95(a)2

INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

ATTENTION:

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(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.Any copies not manually signed shall bear typed or printed signatures.

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DATE OF NOTICE

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)